UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TheStreet, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

88368Q103

(CUSIP Number)

Ernest C. Mysogland

Spear Point Capital Management LLC

400 Poydras Street, Suite 2100

New Orleans, LA 70130

(203) 221-2641

FiveT Capital AG

Allmendstrasse 140

8041 Zurich, Switzerland

+41 43 3222510

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,740,384

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,740,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.94%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Capital Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 572,582

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 572,582

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 572,582

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.63%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Condor LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,167,802

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,167,802

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,167,802

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.31%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Capital Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,740,384

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,740,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.94%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons Rodney A. Bienvenu, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,740,384

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,740,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.94%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Trevor L. Colhoun

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,740,384

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,740,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.94%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Ernest C. Mysogland

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,740,384

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,740,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.94%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88368Q103

1.	Names of Reporting Persons FiveMore Special Situations Fund Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,200,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,200,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.40%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons FiveT Investment Management Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 500,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 500,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.42%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons FiveT Capital AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,700,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,700,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,700,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.83%

14.	Type of Reporting Person (See Instructions) IA

Item 1.                                 Security and Issuer

This statement relates to the common stock, par value $.01 per share (the “Common Stock”), of TheStreet, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 14 Wall Street, 15th Floor, New York, NY, 10005.

The Reporting Persons filed a Schedule 13D relating to the Common Stock of the Issuer with the U.S. Securities and Exchange Commission on March 8, 2016 (the “Initial Schedule 13D”). The Initial Schedule 13D was amended by Amendment No. 1 filed on March 11, 2016.  The Initial Schedule 13D, as amended by Amendment No. 1, is further amended by this Amendment No. 2 (this “Amendment”) which is being filed by the Reporting Persons to furnish additional information as set forth herein.  All information set forth in the Initial Schedule 13D, as previously amended and as further amended hereby, is incorporated by reference.  All capitalized terms not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D, as amended by Amendment No. 1.

Item 4.                                 Purpose of Transaction

Item 4 is hereby amended to add the following:

As previously reported, on March 10, 2016 Reporting Persons Spear Point Capital Fund LP, Spear Point Condor LP, FiveMore Special Situations Fund Ltd, and FiveT Investment Management Ltd (collectively, the “Stockholders”) sent notice to the Issuer of their nominations of Mr. Johannes M. Roth and Mr. Alexius John Benedict Fenwick (the “Nominees”) for election to the Issuer’s Board of Directors at the Annual Meeting (the “Nomination Notice”).  A copy of the Nomination Notice was attached to Amendment No. 1 as Exhibit 99.7.

In a letter dated April 15, 2016 addressed to Spear Point Capital Fund LP and Spear Point Condor LP, Sarah Fay, Chair of the Board’s Nominating and Corporate Governance Committee, informed the Stockholders that the Issuer’s Chairman, Larry Kramer, had determined that the Nomination Notice was defective.  The letter alleged the Stockholders did not demonstrate stock ownership as required by the Corporation’s policies governing stockholder nominations.  In addition, the letter stated that no opportunity to cure the alleged defect was available and no waiver of the alleged defect would be offered.  Further, the letter stated the Stockholders would not be permitted to proceed with their nominations of the Nominees at the Annual Meeting.

On April 29, 2016, Stockholders Spear Point Capital Fund LP and Spear Point Condor LP, on behalf of themselves and Stockholders FiveMore Special Situations Fund Ltd and FiveT Investment Management Ltd, wrote to the Board responding to such assertions.  As expressed in the letter, there was no defect in the Nominating Notice; the Stockholders provided evidence of ownership of Common Stock in accordance with the Issuer’s policies governing stockholder nominations, in addition to all information required under such policies, prior to the deadline for stockholder nominations.  The Stockholders demand to be permitted to proceed with their nominations at the Annual Meeting.

Pursuant to the requirements set forth in the Issuer’s policies, the Stockholders undertook to supplement certain information provided in the Nominating Notice regarding their ownership of Common Stock and derivative instruments, as well as other matters as provided in the policies, not later than ten (10) days after the record date for determining the stockholders entitled to notice of the Annual Meeting and/or to vote at the Annual Meeting.

In its Proxy Statement filed with the Securities and Exchange Commission (“SEC”) on April 29, 2016, the Issuer announced that the Board had fixed April 18, 2016 as the record date (the “Record Date”) with respect to determining stockholders entitled to notice of and to vote at the Annual Meeting.  Since the Record Date was not disclosed until more than ten (10) days after the Record Date, the Issuer prevented the Stockholders from providing the supplemental ownership information required by the Issuer’s nominating policies within the ten (10) day period set forth in the policies.  The Stockholders has provided such supplemental information in a letter dated May 2, 2016, to the Issuer.

A copy of the April 29, 2016 response letter sent by the Stockholders is attached hereto as Exhibit 99.10 and is incorporated herein by reference.  A copy of the letter dated April 15, 2016 addressed to Spear Point Capital Fund LP and Spear Point Condor LP is attached hereto as Exhibit 99.11.  A copy of the May 2, 2016 supplemental information letter sent by the Stockholders is attached hereto as Exhibit 99.12 and is incorporated herein by reference.

Item 7.                                 Material to be Filed as Exhibits

Item 7 is hereby amended to add the following:

The following are filed herewith as exhibits to this statement:

Exhibit 99.10	Letter dated April 29, 2016 from Stockholders

Exhibit 99.11	Letter dated April 15, 2016 to Stockholders

Exhibit 99.12	Letter dated May 2, 2016 from Stockholders

In addition, Power of Attorney filed as Exhibit 24.1 to the Initial Schedule 13D is incorporated by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 2, 2016

SPEAR POINT CAPITAL MANAGEMENT LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

SPEAR POINT CAPITAL PARTNERS LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

SPEAR POINT CAPITAL FUND LP
By:	Spear Point Capital Partners LLC
Its:	General Partner

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

SPEAR POINT CONDOR LP
By:	Spear Point Capital Partners LLC
Its:	General Partner

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

/s/ Rodney A. Bienvenu, Jr.
Rodney A. Bienvenu, Jr.

/s/ Trevor L. Colhoun
Trevor L. Colhoun

/s/ Ernest C. Mysogland
Ernest C. Mysogland

FIVE MORE SPECIAL SITUATIONS FUND LTD

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
by power of attorney

FIVET INVESTMENT MANAGEMENT LTD

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
by power of attorney

FiveT Capital AG

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
by power of attorney

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).